UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SCHOLASTIC CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

807066105

(CUSIP Number)

Iole Lucchese

c/o Scholastic Corporation

557 Broadway

New York, NY 10012

(212) 343-6100

with a copy to:

Andrew S. Hedden

c/o Scholastic Corporation

557 Broadway

New York, NY 10012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Estate of M. Richard Robinson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,424,699[1,2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,424,699[1,2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,699[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1,2]
14	TYPE OF REPORTING PERSON OO

1

Ms. Iole Lucchese serves as a preliminary executor of the Estate of M. Richard Robinson, Jr. (the “Estate”). The shares held directly by the Estate reflected herein are also included in the shares Ms. Lucchese beneficially owns as reported on this Schedule 13D.

2

Calculations of the percentage of the shares of Common Stock, $0.01 par value (the “Common Shares”) beneficially owned assumes that there are 28,044,770 Common Shares outstanding as of December 31, 2023 as provided by the Issuer, plus 828,100 Common Shares which reflects the conversion by the Estate and certain other Class A shareholders of shares of Class A Stock, $0.01 par value (the “Class A Shares”) into an equal number of Common Shares, plus 445,452 Class A Shares which continue to be held by the Estate that are immediately convertible into Common Shares.

CUSIP No. 807066105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Iole Lucchese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,623,752[1,2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,623,752[1,2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,752[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1,2]
14	TYPE OF REPORTING PERSON IN

1	Includes 979,247 Common Shares and 445,452 Class A Shares held by the Estate, 54,220 Common Shares held by Ms. Lucchese, and 144,833 options to purchase Common Shares that are currently exercisable.
2

Calculations of the percentage of the shares of Common Stock, $0.01 par value (the “Common Shares”) beneficially owned assumes that there are 28,044,770 Common Shares outstanding as of December 31, 2023 as provided by the Issuer, plus 828,100 Common Shares which reflects the conversion by the Estate and certain other Class A shareholders of shares of Class A Stock, $0.01 par value (the “Class A Shares”) into an equal number of Common Shares, plus 445,452 Class A Shares which continue to be held by the Estate that are immediately convertible into Common Shares, plus currently exercisable options to purchase 144,833 Common Shares held by Ms. Lucchese individually.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on July 16, 2021 (as amended the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Scholastic Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 557 Broadway, New York, NY 10012. The Issuer’s Common Shares are traded on the Nasdaq Stock Exchange under the stock symbol “SCHL”.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 12, 2024 the Estate converted 445,452 shares of Class A Stock, $0.01 par value, into an equal number of Common Shares. In connection with the administration of the Estate, including in connection with generating liquidity to meet certain estate obligations, Ms. Lucchese, solely in her capacity as a preliminary executor of the Estate, expects to explore selling a portion or all of the Common Shares held by the Estate.

Other than as described in this Item 4, or otherwise in this Schedule 13D, Ms. Lucchese (individually and in her capacity as a preliminary executor of the Estate) currently has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. In the foregoing capacities, Ms. Lucchese reserves the right, in light of her future evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change her plans and intentions at any time, as she deems appropriate.

As a senior executive officer of the Issuer and Chair of the Board of Directors of the Issuer, Ms. Lucchese participates in deliberations of the Issuer’s senior management and Board of Directors in the normal course of the Issuer’s business that could involve any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 from time to time, and, in keeping with her fiduciary duty as an officer and director, may make proposals or recommendations to the Issuer’s board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer’s senior management, Ms. Lucchese participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Ms. Lucchese), in the ordinary course of business, generally on an annual basis.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) Incorporated herein by reference is the information from Items 11 and 13 of the cover page of the applicable Reporting Person. The beneficial ownership of both of the Reporting Persons together is 1,623,752 Common Shares, or 5.5% of the Common Shares issued and outstanding. Calculations of the percentage of the Shares beneficially owned assumes that there are 28,044,770 Common Shares outstanding as of December 31, 2023 as provided by the Issuer, plus 828,100 Common Shares which reflects the conversion by the Estate and certain other Class A shareholders of Class A Shares into an equal number of Common Shares, plus 445,452 Class A Shares which continue to be held by the Estate that are immediately convertible into Common Shares, plus, in the case of Ms. Lucchese, currently exercisable options to purchase 144,833 Common Shares held by Ms. Lucchese individually.

(b) The Estate directly beneficially owns an aggregate of 1,424,699 of the Issuer’s Common Shares (approximately 4.9% of the total as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), a total that includes 445,452 Class A Shares that are immediately convertible to Common Shares on a one for one basis.

Ms. Lucchese beneficially owns an aggregate of 1,623,752 of the Issuer’s Common Shares (approximately 5.5% of the total as calculated under Rule 13d-3 of the Exchange Act), a total that includes: (i) 979,247 Common Shares held in the Estate, (ii) 445,452 Class A Shares held in the Estate that are immediately convertible to Common Shares on a one for one basis, (iii) 54,220 Common Shares held directly by Ms. Lucchese, and (iv) currently exercisable options over 144,833 Common Shares held directly by Ms. Lucchese. Ms. Lucchese has sole voting control and dispositive power over all of the foregoing Common Shares and Common Share equivalents. Not included in Ms. Lucchese’s beneficial ownership figures are 18,390 restricted stock units and 42,788 options to acquire Common Shares that are currently unvested and not vesting within the next 60 days.

The Issuer’s charter provides that, except as otherwise provided by Delaware law, the voting rights of the Common Shares are limited to the election of 1/5 of the members of the Issuer’s board of directors. The holders of the Class A Shares have all other voting rights, including the right to elect all remaining members of the Issuer’s board of directors. The 445,452 Class A Shares held in the Estate over which Ms. Lucchese has sole voting and dispositive power constitute a majority of the Class A Shares outstanding. Consequently, Ms. Lucchese has the power to elect all of members of the Issuer’s board of directors other than the 1/5 of the Board membership that is reserved for election by the holders of the Common Shares.

(c) Other than as set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons within 60 days of the filing date of this Schedule 13D.

(e) As of the date hereof, the Estate no longer beneficially owns more than 5% of the outstanding Common Shares of the Issuer. Ms. Lucchese continues to beneficially own approximately 5.5% of the Common Shares, as described herein.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

/s/ Iole Lucchese	/s/ Iole Lucchese
ESTATE OF M. RICHARD ROBINSON, JR.	IOLE LUCCHESE
Name: Iole Lucchese
Title: Preliminary Executor

[Signature page to Schedule 13D]